U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

April 12, 2013

VIA EDGAR TRANSMISSION

Mr. John Ganley

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Funds (the “Trust”)
File Nos.: 333-28697 and 811-08243

Dear Mr. Ganley:

The purpose of this letter is to respond to oral comments provided on April 4, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 127 to its Registration Statement on Form N-1A (the “Registration Statement”). PEA No. 127 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 13, 2013, and will become effective on April 14, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus – Cover Page

1.	Please consider revising the disclosure that reads “The Bear Fund pursues investment goals which are inverse to the performance of its benchmark…” to specify that the fund pursues investment goals that are twice the inverse of the performance of its benchmark.

The Trust responds by revising the requested disclosure.

Prospectus – Investment Objective

2.	We note that the Direxion Monthly 7-10 Year Treasury Bull 2X Fund and Direxion Monthly 7-10 Year Treasury Bear 2X Fund (each a “Fund” and collectively the “Funds”) are changing their underlying index from the NYSE Current 10-Year U.S. Treasury Index to the NYSE 7-10 Year Treasury Bond Index. In the Funds’ most recent report to shareholders, it appears the Funds held swaps which referenced the iShares Barclays 7-10 Year Treasury Bond Fund. Please supplementally explain how these investments were consistent with the Funds’ previous investment strategy and the names rule of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Trust responds that on August 1, 2012, the adviser to the Funds inadvertently shifted their exposure from the NYSE Current 10-Year U.S. Treasury Index to the NYSE 7-10 Year Treasury Bond Index. The adviser became aware of this shift on October 22, 2012, and took prompt corrective action to shift the Funds’ exposure back to the NYSE Current 10-Year U.S. Treasury Index on October 23, 2012. The adviser analyzed the impact of this error on the performance of the Funds and the resulting effect on shareholders. Based on this analysis, the adviser determined that the Direxion Monthly 10 Year Note Bull 2X Fund had benefitted by $458,137 and the Direxion Monthly 10 Year Note Bear 2X Fund had suffered a loss of $104,934. The adviser then contributed $104,934 to the Direxion Monthly 10 Year Note Bear 2X Fund to make up for the loss. The CCO and the administrator to the Funds reported the events and action taken to the Funds’ board of trustees at the next regularly scheduled board meeting. The adviser has reviewed and revised certain operational policies and procedures to prevent future occurrences of this type.

Prospectus – Fund Principal Investment Strategies

3.	In the description of the Funds’ underlying index, the NYSE 7-10 Year Treasury Bond Index (the “Index”) consider adding the total number of securities within the Index as of a most-recently practicable date.

The Trust responds by adding the requested disclosure.

4.	Please consider removing the language relating to the Index concentrating in an industry or group of industries, or explain the reason such disclosure may be relevant.

The Trust responds by removing the suggested disclosure.

Prospectus – Fund Risks

5.	Please consider removing Credit Risk, or explain the reason such disclosure may be relevant.

The Trust responds by removing the suggested disclosure.

6.	Please explain supplementally how the Funds will be subject to Early Close/Trading Halt Risk.

The Trust responds by noting that, in pursuing their investment objectives, the Funds may invest in swap agreements and other financial instruments that reference an index-tracking ETF whose benchmark is the same as the Funds’ underlying index. As such, if trading on the referenced ETFs were to be closed early or halted, the Funds may be adversely affected in the manner described in the Early Close/Trading Halt Risk disclosure.

7.	Please consider adding disclosure to Interest Rate Risk that notes the historically-low current interest rate environment and its potential effect on the risks of fixed income funds.

The Trust responds by adding the suggest disclosure.

8.	With respect to Counterparty Risk, please supplementally confirm that the agreements entered into by the Funds with various counterparties are monitored to ensure that the portion of each Fund’s total assets represented by outstanding obligations from any one counterparty is never in excess of 25%.

The Trust responds that under the terms of the financial instruments entered into by the Funds, the Funds may exit a position with a counterparty at any time. It is the policy of the Funds to exit a position any time the value of a contract with a counterparty represents 20% of the total assets of the Fund. Therefore, an outstanding obligation of a single counterparty is limited to less than 25% of the total assets of a Fund at all times.

Prospectus – Share Price of the Funds

9.	Please clarify the disclosure discussing the bond markets being closed, or closing early, and the affect of such closures on the Funds’ net asset value (“NAV”) pricing, shareholder purchases, or redemptions. Please confirm that this policy complies with the requirements of Section 22(e) and Rule 22c-1 under the 1940 Act.

The Trust responds as follows:

Section 22(e) of the 1940 Act states, in essence, that registered investment companies may not suspend the right to redeem or post-pone the date of payment or satisfaction upon redemption of any redeemable security in accordance with the security’s terms for more that seven days after the tender of the security for redemption. Rule 22c-1 sets forth the requirements for striking a NAV. It states, in pertinent part, that no registered investment company selling a redeemable security “shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt” of a redemption request, or a sales order. For purposes of the rule, the current NAV of a redeemable security “shall be computed no less frequently than once daily, Monday through Friday,” except on “customary national business holidays described or listed in the prospectus and local and regional business holidays listed in the prospectus.” (See Rule 22c-1(b)(iii)).

The Trust has revised its disclosure to clarify that the closure of the bond market is deemed to be a holiday (a “Bond Market Holiday”) with respect to the Funds, and that any purchases or redemptions received on such a day will be processed at the NAV next calculated, which will be the NAV calculated on the next business day that is not a Bond Market Holiday. In instances when the bond market closes early, the portion of the business day during which the bond market is closed is deemed to be a Bond Market Holiday as well. Purchases and redemptions received on such day prior to the close of the bond market will be processed at the NAV calculated at the close of the bond market, whereas purchases and redemptions received thereafter will be processed at the NAV next calculated, which will be the NAV calculated on the next business day that is not a Bond Market Holiday. This policy complies with both Section 22(e) and Rule 22c-1.

Absent extraordinary circumstances that would support suspension of redemptions in accordance with Sections 22(e)(1)-(3) of the 1940 Act, each redemption request received on a Bond Market Holiday will be honored and paid within the seven day period provided for by Section 22(e). In addition, as discussed below, the pricing will be done within the parameters of Rule 22c-1, and therefore Rule 22e-2 is applicable, and provides that no suspension of the right of redemption occurs. As a result, the Funds’ treatment of orders received on a Bond Market Holiday does not contravene Section 22(e).

The pricing of the redemption and purchase requests in such circumstances will also comply with Section 22c-1. As noted above, Rule 22c-1(a) requires each purchase or sale order to be executed at “the current net asset value” of the subject security next calculated. Because Rule 22c-1(b)(iii) permits a suspension of the calculation of NAV on business holidays described in the prospectus, the rule contemplates that any order received on such a business holiday must receive the NAV next calculated, which would be the NAV calculated on the next business day.

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments. If you have any additional questions or require further information, please contact Adam Henkel at U.S. Bancorp Fund Services, LLC at (312) 325-2037 and Eric S. Purple of K&L Gates LLP at (202) 778-9220.

Sincerely,

Direxion Funds

/s/ Eric Falkeis

Name: Eric Falkeis

Title: President

cc:	Robert J. Zutz, K&L Gates LLP
Eric S. Purple, K&L Gates LLP
Adam R. Henkel, U.S. Bancorp Fund Services, LLC

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